July 20, 2023

BY EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Sir/Madame:

Re: Xtra-Gold Resources Corp. (the "Issuer")

 Form 20-F for the fiscal year ending December 31, 2022

 Filed March 31, 2023

 File No. 333-139037

This is further to your letter of July 6, 2023 addressed to Victor Nkansa, CFO, in respect of the above-captioned and the undersigned's subsequent discussion with Ken Schuler on Tuesday, July 18, 2023.

Please note that Mr. Nkansa is no longer CFO of the Issuer as he is recently deceased.

For your ease of reference, we reproduce your queries and provide our responses concurrently.

Form 20-F for the fiscal year ended December 31, 2022

Updated Mineral Resource Estimate, page 26

1. We note you have provided a cut-off grade estimate with your resource disclosure. Please modify your filing to provide all the necessary parameters to prepare this calculation, such as the gold price used, metallurgical recovery, operating costs (Mining, Processing, and G&A) and discuss the calculation methodology in your text. See Item 1304 (f)(1) of Regulation S-K. In addition, your statement your resources have reasonable expectations of eventual economic extraction does not conform to the S-K 1300 definition of the cutoff grade. Please revise.

As discussed with Mr. Schuler, the Issuer intends to withdraw the current Form 20-F and refile it with all resource disclosure removed. The only resource information to be provided will be exploration summaries. The resource disclosure in the current Form 20-F is based on Canadian technical standards under National Instrument 43-101 which are not compliant with S-K 1300 standards. Additionally, the Issuer is of the view that, at the current time, it has no material mineral concessions which would substantively affect its business or financial condition. As such, upon the refiling of Form 20-F, your query will no longer be relevant.

Item 16F. Changes in Registrants Certifying Accountants, page 83

2. We note that you changed your auditors from Harbourside CPA to BF Borgers CPA PC during the financial year ended 2022 and changed from RBSM LLP to Harbourside CPA during the financial year ended 2021. Please amend your filing to provide the applicable disclosures required by Item 16F of Form 20-F.

We will comply and insert the disclosures required by item 16F of Form 20-F.

Exhibit 1.5

Mineralization and Deposits, page E-55

3. Please have your QP modify your filing and provide a geologic cross section of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation S-K.

See our response after question 7.

Sample Preparation and Analytical Method, page E-122

4. Please have your QP modify your filing and provide your QP's opinion as to adequacy of your sample preparation, security, and analytical procedures. See Item 601(B)(96)(iii)(b)(8)(iv) of Regulation S-K.

See our response after question 7.

Mineral Processing and Metallurgical Testing, page E-128

5. Please have your QP modify your filing and provide your QP's opinion on the adequacy of the metallurgical data, and test work with a statement of recoveries related to your salable products. See Item 601(b)(iii)(B)(10)(iv) and (v) of Regulation S-K.

See our response after question 7.

Reasonable Prospects for Eventual Extraction, page E-149

6. We note you have provided a cut-off grade estimate with your resource disclosure, but are unable to verify this estimate with the information provided. Please have your QP modify your filing and discuss the cut-off grade calculation methodology in your report. See Item 601(b)(iii)(B)(11) of Regulation S-K. In addition, your statement your resources have reasonable prospects for eventual economic extraction does not conform to the S-K 1300 definition of the cut-off grade. Please revise.

See our response after question 7.

Mineral Resource Reporting, page E-155

7. Please have your QP modify your filing and provide your QP's opinion on whether all issues regarding relevant factors that influence the prospects of economic extraction can be resolved with further work as required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

As disclosed under our answer in question 1 above, the Issuer intends to withdraw its current Form 20-F filing and resubmit with all mineral resource disclosure removed. The only property information in the refiling will be exploration summaries. As such, questions 3 through 7 will no longer have relevance to our disclosure.

Exhibit 99.1 Annual Financial Statements for the year ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 1

8. Please amend your filing to include an audit report for the last three financial years ended December 31, 2022. Refer to Item 8.A.2. of Form 20-F and the related instructions.

Following a review of the Annual Financial Statements included in our Form 20-F, we have determined that we are, in fact, in compliance with Item 8.A.2 as the last three financial years ended December 31, 2022 are included.

As discussed with Mr. Schuler, it is our intention to re-file our Form 20-F with the above-noted revisions within 15 business days from the date hereof. It would be difficult to file much earlier as our QP is currently on holiday for one week in a remote area with no internet coverage. His input is essential to the preparation of a revised Form 20-F. We anticipate that we will require an additional 10 business days from the date of his return to re-write and re-file.

If you have any concerns regarding the foregoing, please do not hesitate to contact me at 416-579-2274 or via email: jameslongshore@hotmail.com.

Thank you for your consideration.

Yours truly,

Xtra-Gold Resources Corp.

per: James Longshore

 Chief Executive Office